UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Jumei International Holding Limited

(Name of Issuer)

Class A Ordinary Shares, par value US$0.00025 per share

(Title of Class of Securities)

48138L206**

(CUSIP Number)

Leo Ou Chen

Jumei Investment Holding Limited

Super ROI Global Holding Limited

c/o 20th Floor, Tower B, Zhonghui Plaza
11 Dongzhimen South Road, Dongcheng District
Beijing 100007, People’s Republic of China

+86-10 5280 2802

With copies to:

Z. Julie Gao, Esq. Skadden, Arps, Slate, Meagher & Flom c/o 42/F, Edinburgh Tower, The Landmark 15 Queen’s Road Central Hong Kong +852 3740-4700	Peter Huang, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 30/F, China World Office 2 No. 1, Jian Guo Men Wai Avenue Beijing 100004, China Tel: +86-10-6535-5500

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

April 9, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* This statement on Schedule 13D (the “Schedule 13D”) constitutes Amendment No. 5 to the Schedule 13D filed with U.S. Securities and Exchange Commission (the “SEC”) on February 26, 2016, as amended by Amendment No. 1 filed with the SEC on November 28, 2017, Amendment No. 2 filed with the SEC on January 13, 2020, Amendment No. 3 filed with the SEC on February 25, 2020 and Amendment No. 4 filed with the SEC on April 1, 2020 (the “Original Filing”) by, among others, Leo Ou Chen (“Mr. Chen”) and Super ROI Global Holding Limited (“Super ROI”), with respect to ordinary shares (“Ordinary Shares”), comprising of the Class A Ordinary Shares, par value US$0.00025 per share (“Class A Ordinary Shares”), and Class B Ordinary Shares, par value of $0.00025 per share (“Class B Ordinary Shares”) of Jumei International Holding Limited, a Cayman Islands company (the “Company”). Except as amended hereby, the Original Filing remains in full force and effect with respect to Mr. Chen and Super ROI. Capitalized terms used but not defined in this Schedule 13D have the meanings ascribed to them in the Original Filing.

** This CUSIP number applies to the Issuer’s American depositary shares (“ADSs”), each representing ten Class A Ordinary Shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 48138L206	13D	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS Leo Ou Chen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 91,236,888 Ordinary Shares(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 91,236,888 Ordinary Shares(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 91,236,888 Ordinary Shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 79.9% of the Ordinary Shares (representing 96.0% of the total outstanding voting power)(2)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Representing (i) 40,344,690 Class A Ordinary Shares and (ii) 50,892,198 Class B Ordinary Shares held by Jumei Investment Holding Limited, which is a wholly-owned subsidiary of Super ROI, a British Virgin Islands company beneficially owned by Mr. Chen through a trust. Each Class B Ordinary Share is convertible at the option of the holder into one Class A Ordinary Share. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. The rights of the holders of Class A Ordinary Shares and Class B Ordinary Shares are identical, except with respect to conversion rights (noted above) and voting rights. Each Class B Ordinary Shares is entitled to ten votes per share, whereas each Class A Ordinary Shares is entitled to one vote per share.
(2)	Based on 114,197,034 Ordinary Shares as a single class outstanding as of April 9, 2020, being the sum of 63,304,836 Class A Ordinary Shares (excluding Class A Ordinary Shares held in treasury and Class A Ordinary Shares reserved for future issuance upon exercise of share incentive awards) and 50,892,198 Class B Ordinary Shares, as provided by the Company on April 9, 2020, assuming conversion of all Class B Ordinary Shares into Class A Ordinary Shares.

CUSIP No. 48138L206	13D	Page 3 of 6 Pages

1	NAMES OF REPORTING PERSONS Jumei Investment Holding Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 91,236,888 Ordinary Shares(3)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 91,236,888 Ordinary Shares(3)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 91,236,888 Ordinary Shares(3)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 79.9% of the Ordinary Shares (representing 96.0% of the total outstanding voting power)(4)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(3)	Representing (i) 40,344,690 Class A Ordinary Shares and (ii) 50,892,198 Class B Ordinary Shares. Each Class B Ordinary Share is convertible at the option of the holder into one Class A Ordinary Share. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. The rights of the holders of Class A Ordinary Shares and Class B Ordinary Shares are identical, except with respect to conversion rights (noted above) and voting rights. Each Class B Ordinary Shares is entitled to ten votes per share, whereas each Class A Ordinary Shares is entitled to one vote per share.
(4)	Based on 114,197,034 Ordinary Shares as a single class outstanding as of April 9, 2020, being the sum of 63,304,836 Class A Ordinary Shares (excluding Class A Ordinary Shares held in treasury and Class A Ordinary Shares reserved for future issuance upon exercise of share incentive awards) and 50,892,198 Class B Ordinary Shares, as provided by the Company on April 9, 2020, assuming conversion of all Class B Ordinary Shares into Class A Ordinary Shares.

CUSIP No. 48138L206	13D	Page 4 of 6 Pages

1	NAMES OF REPORTING PERSONS Super ROI Global Holding Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 91,236,888 Ordinary Shares(5)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 91,236,888 Ordinary Shares(5)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 91,236,888 Ordinary Shares(5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 79.9% of the Ordinary Shares (representing 96.0% of the total outstanding voting power)(6)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(5)	Representing (i) 40,344,690 Class A Ordinary Shares and (ii) 50,892,198 Class B Ordinary Shares held by Jumei Investment Holding Limited, a wholly-owned subsidiary of Super ROI. Each Class B Ordinary Share is convertible at the option of the holder into one Class A Ordinary Share. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. The rights of the holders of Class A Ordinary Shares and Class B Ordinary Shares are identical, except with respect to conversion rights (noted above) and voting rights. Each Class B Ordinary Shares is entitled to ten votes per share, whereas each Class A Ordinary Shares is entitled to one vote per share.
(6)	Based on 114,197,034 Ordinary Shares as a single class outstanding as of April 9, 2020, being the sum of 63,304,836 Class A Ordinary Shares (excluding Class A Ordinary Shares held in treasury and Class A Ordinary Shares reserved for future issuance upon exercise of share incentive awards) and 50,892,198 Class B Ordinary Shares, as provided by the Company on April 9, 2020, assuming conversion of all Class B Ordinary Shares into Class A Ordinary Shares.

CUSIP No. 48138L206	13D	Page 5 of 6 Pages

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by adding the following:

The Offer and withdrawal rights expired at 12:00 midnight, New York City time, on April 8, 2020. The tender agent has advised Super ROI and Jumei Investment that, as of immediately prior to the end of the Expiration Day, a total of 40,344,690 Class A Ordinary Shares (including Class A Ordinary Shares represented by ADSs) had been validly tendered (and not validly withdrawn) pursuant to the Offer, representing approximately 63.7% of 63,304,836 outstanding Class A Ordinary Shares of the Company. In addition, Notices of Guaranteed Delivery have been delivered for 7,332,940 Class A Ordinary Shares (including Class A Ordinary Shares represented by ADSs), representing approximately 11.6% of the outstanding Class A Ordinary Shares of the Company.

The number of Class A Ordinary Shares (including Class A Ordinary Shares represented by ADSs) that had been validly tendered (and not validly withdrawn) pursuant to the Offer (excluding Class A Ordinary Shares tendered pursuant to Notices of Guaranteed Delivery for which certificates or confirmations of book-entry transfer had not yet been received by the tender agent) immediately prior to the end of the Expiration Day satisfied the Minimum Condition, and all other conditions to the Offer were satisfied or waived.  Promptly after the Expiration Day, Super ROI and Jumei Investment accepted for payment all Class A Ordinary Shares (including Class A Ordinary Shares represented by ADSs) validly tendered (and not validly withdrawn) pursuant to the Offer.

Super ROI intends to cause Jumei Investment to consummate the Merger as soon as practicable, in accordance with the terms of the Merger Agreement. The Merger is anticipated to be effective on April 14, 2020. At the Merger Effective Time, each outstanding Class A Ordinary Share (other than those held by Super ROI or Jumei Investment or any other wholly owned subsidiary of Super ROI) will be converted into the right to receive $2.0 in cash per Class A Ordinary Share, without interest and less any required withholding taxes; and each ADS issued and outstanding immediately prior to the Effective Time, together with the underlying Class A Ordinary Shares represented by such ADS, shall be cancelled in exchange for the right to receive $20.0 in cash per ADS without interest and less $0.05 per ADS cancellation fees and other related fees and withholding taxes. Instructions outlining the steps required to be taken to obtain the Merger Consideration will be provided to the Company’s shareholders who did not tender their Class A Ordinary Shares and/or ADSs in the Offer.

Following consummation of the Merger, Super ROI intends to cause all ADSs to be delisted from NYSE and Class A Ordinary Shares deregistered under the Exchange Act.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

The descriptions of the principal terms of the Proposal under Item 4 are incorporated herein by reference in their entirety.

To the best knowledge of the Reporting Persons, except as provided herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and between any of the Reporting Persons and any other person with respect to any securities of the Company, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Company.

CUSIP No. 48138L206	13D	Page 6 of 6 Pages

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description
A	Joint Filing Agreement dated April 9, 2020 by and between the Reporting Persons.
F	Press Release by Super ROI and the Company (incorporated by reference to Exhibit (a)(i)(xi) to the combined Tender Offer Statement and Rule 13e-3 Transaction Statement filed under cover of Schedule TO Amendment No. 3 filed by the Filing Persons to the SEC on April 9, 2020)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 9, 2020

Leo Ou Chen		/s/ Leo Ou Chen

Super ROI Global Holding Limited	By:	/s/ Leo Ou Chen
Name: Leo Ou Chen
Title: Director

Jumei Investment Holding Limited	By:	/s/ Leo Ou Chen
Name: Leo Ou Chen
Title: Director

SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS

Super ROI Global Holding Limited

The business address of each of the following individuals is c/o 20th Floor, Tower B, Zhonghui Plaza, 11 Dongzhimen South Road, Dongcheng District, Beijing 100007, the PRC.

Directors:

Name	Country of Citizenship
Leo Ou Chen	The People’s Republic of China

Executive Officers:

None

Jumei Investment Holding Limited

The business address of each of the following individuals is c/o 20th Floor, Tower B, Zhonghui Plaza, 11 Dongzhimen South Road, Dongcheng District, Beijing 100007, the PRC.

Directors:

Name	Country of Citizenship
Leo Ou Chen	The People’s Republic of China

Executive Officers:

None

Exhibit A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with the other Reporting Person (as such term is defined in the Schedule 13D referred to below) on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the shares of class A ordinary shares, par value of $0.00025 per share, of Jumei International Holding Limited, a Cayman Islands company, and that this Agreement may be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of April 9, 2020.

Date: April 9, 2020

Leo Ou Chen		/s/ Leo Ou Chen

Super ROI Global Holding Limited	By:	/s/ Leo Ou Chen
Name: Leo Ou Chen
Title: Director

Jumei Investment Holding Limited	By:	/s/ Leo Ou Chen
Name: Leo Ou Chen
Title: Director